Mail Stop 3561

October 12, 2006

Via Fax & U.S. Mail

Mr. Geoffrey F. Feidelberg
 Chief Financial Officer
COMPUDYNE CORPORATION
2530 Riva Road, Suite 201
Annapolis, Maryland 21401

> **Re: CompuDyne Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 0-29798**

Dear Mr. Feidelberg:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief